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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)/1/

                             Marietta Corporation
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   567634100
                                   ----------
                                 (Cusip Number)

                                Daniel R. Tisch
                             Mentor Partners, L.P.
                                500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 28, 1995
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
- ----------------
    /1/The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                               Page 1 of 6 Pages
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                                  SCHEDULE 13D



CUSIP No.       567634100                         Page    2    of    6    Pages
          -------------------                          -------    -------

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mentor Partners, L.P.  Employer I.D.# 06-126-0469

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                                  (b)  [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
               WC

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
               2(e)  [ ]


      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Delaware

                                            7  SOLE VOTING POWER
  NUMBER OF                                    357,800
   SHARES
BENEFICIALLY                                8  SHARED VOTING POWER
  OWNED BY                                     0
    EACH
 REPORTING                                  9  SOLE DISPOSITIVE POWER
   PERSON                                      357,800
    WITH
                                           10  SHARED DISPOSITIVE POWER

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               357,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*  [ ]


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.9%

     14        TYPE OF REPORTING PERSON*
               PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages
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    This Amendment No. 1 amends the Schedule 13D filed with the Securities and
Exchange Commission (the "Commission") on August 8, 1995 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Common Stock, par value $.01 per share (the "Shares"), of Marietta Corporation, a New York corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the
Schedule 13D.

    ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The information set forth in Item 3 ("Source and Amount of Funds or Other Consideration") of the Schedule 13D is hereby amended and supplemented by adding the following information.

         The $3,120,265.72 used by the Partnership to purchase the Shares came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares acquired by the Partnership were purchased in the ordinary course of the Partnership's business.

    ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in Item 5 ("Interest in Securities of the Issuer") of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof.

    (a) As of the close of business on August 28, 1995, the Partnership beneficially owns an aggregate of 337,800 Shares (which is approximately 9.3% of the 3,596,049 Shares outstanding as reported in the Company's proxy filed on August 14, 1995).

    (c) Transactions in the Shares in the past 60 days by the Partnership and Offshore are set forth on Schedule A attached hereto and hereby incorporated herein by reference. Except for such transactions, no other transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any Control Person or Offshore.

                               Page 3 of 6 Pages
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                    August 29, 1995
                                    --------------------------
                                          (Date)


                                                 /s/
                                     --------------------------
                                             (Signature)


                                     Daniel R. Tisch
                                     Authorized Signatory
                                     MENTOR PARTNERS, L.P.
                                     -------------------------
                                         (Name/Title)

                               Page 4 of 6 Pages
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                                 EXHIBIT INDEX
                                 -------------


Exhibit A -- Acquisitions of Shares by the Partnership and Offshore During the
             Past Sixty Days.

                               Page 5 of 6 Pages